SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Virtus Oil & Gas Corp.

(Exact name of registrant as specified in its corporate charter)

000-54526

(Commission File No.)

Nevada	46-0524121
(State of Incorporation)	(IRS Employer Identification No.)

1517 San Jacinto Street

Houston, Texas 77002

(Address of principal executive offices)

(281) 806-5000
(Registrant's telephone number)

Common Stock, $0.001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

Approximate date of mailing: June 30, 2014

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

VIRTUS OIL & GAS CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001 per share (“Common Stock”), of Virtus Oil & Gas Corp., a Nevada corporation (the “Company”, “we”, “us”, “our”), at the close of business on June 24, 2014 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed change in majority control of our board of directors (the “Board of Directors”) other than by a meeting of stockholders. This Information is being distributed on or about June 30, 2014.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

On June 20, 2014, Daniel M. Ferris (“Ferris”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Rupert Ireland (“Ireland”), pursuant to which Ferris sold to Ireland an aggregate 28,000,000 shares of Common Stock of the Company (the “Shares”) for a purchase price of $2,000,000. The transfer of the Shares to Ireland was effective on June 26, 2014. In connection with the Purchase Agreement, on June 26, 2014, Ferris resigned from his position as the sole director of the Company, to be effective 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders of record.

As of the Record Date, 48,800,000 shares of Common Stock were issued and outstanding. Each share of our Common Stock is entitled to one vote with respect to all matters to be acted on by our stockholders.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Pursuant to the Purchase Agreement, Ireland acquired all of the shares of Common Stock held by Ferris, representing approximately 57.4% of the issued and outstanding shares of Common Stock of the Company. Ireland purchased the Shares by paying the amount of $180,000 at closing and issuing an unsecured promissory note in the principal amount of $1,820,000, bearing interest at a rate of five percent (5%) per annum, with the entire principal balance and all accrued interest thereon due and payable on June 26, 2016. At the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), Ferris resigned as a director of the Company, to be effective 10 days after the mailing of this Information Statement to the stockholders of the Company. In addition, Ferris appointed Ireland as a director of the Company, to be effective as of Ferris’ resignation as a director, to serve until the next annual meeting of the stockholders of the Company. This Information Statement is being sent to you not less than 10 days prior to such change in the composition of the Board of Directors.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the Closing by (i) each of our directors and executive officers; (iii) all of our directors and officers as a group; and (iii) each person who is known by us to beneficially own more than 5% of our Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
DIRECTORS AND EXECUTIVE OFFICERS BEFORE CLOSING
Daniel M. Ferris Sole Director	28,000,000	57.4%
Rupert Ireland Chief Executive Officer, President, Secretary and Treasurer	0	0%
All directors and officers as a group	28,000,000	57.4%
5% STOCKHOLDERS
Daniel M. Ferris 311 N. Robertson Blvd Beverly Hills, CA 90211	28,000,000	57.4%
DIRECTORS AND EXECUTIVE OFFICERS AFTER CLOSING
Daniel M. Ferris Sole Director	0	0%
Rupert Ireland Chief Executive Officer, President, Secretary and Treasurer	28,000,000	57.4%
All directors and officers as a group	28,000,000	57.4%
5% STOCKHOLDERS
Rupert Ireland 1515 7th Street, Suite 59 Santa Monica, CA 90401	28,000,000	57.4%

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(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 48,800,000 shares of Common Stock issued and outstanding as of the Record Date.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our Common Stock, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Daniel M. Ferris, age 32, has been the sole director of the Company since July 17, 2012. Ferris previously served as the Chief Executive Officer, President, Secretary and Treasurer of the Company from July 6, 2012 until his resignation on May 13, 2014. From March 29, 2011 until December 19, 2013, Ferris was the sole director and executive officer of Lone Star Gold, Inc., a Nevada corporation (OTCBB: LSTG), an exploration stage company in the business of gold and mineral exploration, acquisition and development. Ferris began his career in public relations as a senior publicist. Ferris began his own public relations and corporate strategy firm until January 2009, when he dissolved the firm to assist fund managers with raising funds for a mining project.  Ferris has also served as a consultant for various multi-national companies until 2012.

The names of the persons who will become directors upon the consummation of the transactions contemplated by the Purchase Agreement, including the business experience of such persons, are set forth below:

Name	Age	Positions Held
Rupert Ireland	36	Chief Executive Officer, President, Secretary and Treasurer

Ireland will be elected as a director of the Company 10 days after the mailing of this Information Statement to our stockholders. Ireland has been the Chief Executive Officer, President, Secretary and Treasurer of the Company since May 13, 2014. Ireland previously served as the Head of Trading at CARAX, a brokerage firm that focuses on high volume execution in cash equities and derivatives trading.  Ireland was a sales trader from 2010 to 2014 in the international offices of CARAX. From 2009 to 2010, Ireland was a sales trader at the brokerage firm, OCM Capital Markets. Ireland began his career in the financial services industry in 2003 by working in the marketing and public relations department of City Index, a brokerage firm that offers online financial spread betting, foreign exchange and Contract for Difference (CFD) trading. Ireland later joined the equities trading desk of City Index, where he traded oil and gas futures and CFDs.  Ireland received his bachelor’s degree in business from the University of Newcastle.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our existing or incoming directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past 10 years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws (except where not subsequently dismissed without sanction or settlement), or from engaging in any type of business practice, or a finding of any violation of federal or state securities laws. To the best of our knowledge and except as set forth below, no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our directors or officers, or any partnership in which any of our directors or officers was a general partner at or within two years before the time of such filing, or any corporation or business association of which any of our directors or officers was an executive officer at or within two years before the time of such filing. None of our existing or incoming directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described below, there are no transactions since the inception of the Company, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

The founder and original principal executive officer of the Company, Soenke Timm (“Timm”), loaned money to the Company from time to time to fund operations until he sold his controlling interest in the Company to Ferris on July 5, 2012. Timm advanced the following unsecured demand loans, bearing interest at 10%, to fund operations: on April 8, 2011, the Company received a loan of $4,800; on September 30, 2010, the Company received a loan of $15,000; on September 15, 2010, the Company received a loan of $553; on August 11, 2010, the Company received a loan of $11,000; and on June 28, 2010, the Company received a loan of $3,000. On June 6, 2012, Timm forgave the debt owed to him by the Company in the amount of $40,062.76 (including principal of $34,353.00 and interest of $5,709.76), plus any additional accrued but unpaid interest on the principal advanced to the Company.

On October 12, 2009, the Company issued 28,000,000 shares of Common Stock to Timm in exchange for proceeds of $2,000. On October 12, 2009, the Company issued 700,000 shares of Common Stock to Chris Pollmann, who was an officer and director of the Company until April 2011, in exchange for proceeds of $500. During the month of October, 2009, the Company issued 18,200,000 shares of Common Stock in exchange for proceeds of $13,000.

On July 5, 2012, Timm sold 28,000,000 shares of the Company’s Common Stock, representing sixty percent (60%) of the then issued and outstanding shares of Common Stock, to Ferris. Timm owned no shares of Common Stock of the Company after the sale to Ferris. At the time of the sale of such shares, Timm was the sole director and officer of the Company. Timm subsequently resigned as an officer of the Company, effective July 6, 2012. Also effective July 6, 2012, Timm, as the sole director acting by written consent without a special meeting, appointed Ferris to serve as President, Treasurer and Secretary of the Company.

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Ferris loaned the Company $47,749 in the form of an unsecured promissory note payable bearing interest at 10% and due upon demand. As of May 30, 2014, there was $8,101 of accrued but unpaid interest outstanding under the loan. Pursuant to the Purchase Agreement, Ferris agreed to cancel and forgive all indebtedness owed by the Company to Ferris, effective as of June 26, 2014.

The Board of Directors has not adopted a formal procedure for the review, approval or ratification of any related party transactions. However, the Board of Directors believes that the above transactions are fair and reasonable to the Company on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board of Directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the most recent fiscal year, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements with the exception of the following: Ferris failed to timely file a Form 4, which was due on May 15, 2014 but was filed on May 21, 2014.

CORPORATE GOVERNANCE

Director Independence

Quotations for the Company’s Common Stock are entered on the Over-the-Counter Bulletin Board inter-dealer quotation system, which does not have director independence requirements. For purposes of determining director independence, the Company applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is, or at any time during the past three years was, employed by the Company. As a result, the Company does not have any independent directors. Our sole director, Ferris, was employed as the Company’s principal executive officer from July 6, 2012 until his resignation on May 13, 2014.

Board Meetings and Annual Meeting

During the fiscal year ended November 30, 2013, our Board of Directors acted by written consent when necessary. We did not hold an annual meeting of stockholders in 2013.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. We currently do not have a standing audit committee, an audit committee financial expert, or any committee or person performing a similar function. We have limited working capital and no revenues. Management does not believe that it would be in our best interests at this time to retain independent directors to sit on an audit committee. If we are able to raise sufficient financing in the future, then we will likely seek out and retain independent directors and form an audit, compensation committee and other applicable committees.

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We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, however, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The sole member of our Board of Directors, who performs the functions of a nominating committee, is not independent because he was employed as an officer of the Company within the past three years. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Since Ireland’s appointment as our Chief Executive Officer, President, Secretary and Treasurer on May 13, 2014, Ferris has been the sole member of our Board of Directors and Ireland has been our principal executive officer. While risk management is primarily the responsibility of our management team, our Board of Directors is responsible for the overall supervision of risk management efforts as they relate to the key business risks we face. Management identifies and assesses the risks most critical to our operations, advises our Board of Directors regarding those matters, and makes recommendations regarding insurance and operational decisions to appropriately mitigate and manage such risks. Areas of material risk may include operational, financial, legal and regulatory, human resources, information technology and security, and strategic and reputational risks. Upon the effectiveness of Ferris’ resignation as director, Ireland will be primarily responsible for all aspects of risk management efforts within the Company until such time as additional officers and directors are appointed.

Code of Ethics

Our Board of Directors has not adopted a code of ethics due to our small size.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our principal stockholder has historically been the sole member of the Board of Directors. However, we expect that our Board of Directors will establish a process for stockholder communications if and when the Common Stock of the Company is more broadly held.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

The following table shows the compensation paid or accrued during the fiscal years ended November 30, 2012 and 2013, to our named executive officers.

Name and Principal Position	Year	Salary	Stock Awards (1)	Total
Daniel M. Ferris	2013	$120,000	-	$120,000
Chief Executive Officer	2012	$-	-	$-

Soenke Timm (2)	2012	$-	-	$-
President

(1)	The amount reported in this column reflects the aggregate grant date fair value of the stock awards granted to our named executive officers. The amount is determined in accordance with ASC Topic 718. The actual amount of compensation realized, if any, by our named executive officers may differ from the amounts presented in the table. Ferris was entitled to receive 500,000 shares of Common Stock on December 5 in 2014, 2015 and 2016, but his Employment Agreement was terminated on May 13, 2014 before any such shares were issued.

(2)	Timm resigned from his positions as President, Secretary and Treasurer of the Company on July 6, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the equity awards outstanding as of the fiscal year ended November 30, 2013, to our named executive officers.

Name and Principal Position	Number of shares of stock that have not vested (1)	Market value of shares of stock that have not vested
Daniel M. Ferris	-	$–
Chief Executive Officer

(1)	Ferris was entitled to receive 500,000 shares of Common Stock on December 5 in 2014, 2015 and 2016, but his Employment Agreement was terminated on May 13, 2014 before any such shares were issued.

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Employment Contracts

On May 13, 2014, the Company entered into an Employment Agreement with Ireland regarding his appointment as President and Chief Executive Officer of the Company. Pursuant to his Employment Agreement, Ireland will be paid a base salary of $120,000 per year and a signing bonus of $5,000. Ireland will also be entitled to receive up to 3,000,000 shares of Common Stock to be issued in increments of 1,000,000 shares on May 13 in 2015, 2016 and 2017. The Employment Agreement has an initial term of three years and will automatically renew for successive one-year periods until earlier terminated. The Employment Agreement may be terminated (i) at any time by the Company for “cause,” (ii) upon no less than 60 days’ written notice by either party for any reason, or (iii) upon no less than 30 days’ written notice by either party at the end of the original 3-year term or any renewal term. The Employment Agreement also terminates immediately upon Mr. Ireland’s death or disability. If Ireland’s employment is terminated for “cause” by the Company, or if he voluntarily resigns, then he will forfeit any shares of Common Stock that have not yet been issued as of the date of termination or resignation. If Ireland’s employment is terminated for any other reason, he will be entitled to receive the full 3,000,000 shares of Common Stock. The Employment Agreement defines “cause” as the willful and continued failure by Ireland to perform his duties, the conviction of a felony, or any other material conduct that is contrary to the best interests of the Company or adversely affects the reputation of the Company.

Director Compensation

We currently have no formal plan for compensating our directors for their services in their capacity as directors. Ferris, our sole director, is not compensated for his role as a director. His compensation as Chief Executive Officer is set forth in the Summary Compensation Table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors following the change in control will adopt formal policies and procedures for the review, approval or ratification of any related party transactions with our executive officers, directors and significant stockholders.  We expect that any such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the non-affiliated directors serving on our Board of Directors, or an appropriate committee thereof.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and we file reports and other information with the SEC.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2014

VIRTUS OIL & GAS CORP.

By: /s/ Rupert Ireland
Rupert Ireland
President, Chief Executive Officer,
Secretary and Treasurer

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